

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 26, 2017

<u>Via E-mail</u>
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA, 01880

Re: **Franklin Street Properties Corp.**
Form 10-K for the fiscal year ended December 31, 2016
Filed February 15, 2017
File No. 001-32470

Form 8-K
Filed May 2, 2017
File No. 001-32470

Dear Mr. Demeritt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed May 2, 2017</u>

<u>Exhibit 99.1</u>

<u>FFO Guidance, page 2</u>

1.   We note that you provide quarterly and full year FFO guidance ranges for 2017. Given
        the lack of similar GAAP information and quantitative reconciliation between the GAAP
        and non-GAAP information, please clarify how your presentation satisfies the
        requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also
        made to Question 102.10 of the updated Compliance and Disclosure Interpretations
        issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned
at (202) 551-3486 with any questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities